SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 0-14190

A.     Full title of plan and the address of the plan, if different from that of the issuer named below:

DREYER’S GRAND ICE CREAM, INC.
SAVINGS PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dreyer’s Grand Ice Cream, Inc.
5929 College Avenue
Oakland, California 94618

Dreyer’s Grand Ice Cream, Inc.
Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

Page(s)
Report of Independent Accountants	1
Financial Statements
Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4–8
Additional Information*
Schedule H, Line 4i attachment on Form 5500 - Schedule of Assets (Held at End of Year)	9
Signatures	10
Exhibit Index	11
Exhibit 23

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrative Committee of the
Dreyer’s Grand Ice Cream, Inc. Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits status of the Dreyer’s Grand Ice Cream, Inc. Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Francisco, CA
May 9, 2003

Dreyer’s Grand Ice Cream, Inc.
Savings Plan

Statement of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets
Investments (Note 3)	$114,880,734	$96,677,607
Contributions receivable
Employee	325,047	198,472
Employer	4,254,233	2,469,455
Accrued dividends and other receivables	14,548	453

Net assets available for benefits	$119,474,562	$99,345,987

The accompanying notes are an integral part of these financial statements.

Dreyer’s Grand Ice Cream, Inc.
Savings Plan

Statement of Changes in Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001

	2002	2001
Additions
Additions to net assets attributed to
Interest	$251,203	$439,515
Net appreciation in fair value of investments (Note 3)	10,794,623	—

	11,045,826	439,515
Contributions
Participant	8,921,169	6,820,988
Employer	4,254,233	2,469,404
Employee rollovers from other qualified plans	790,405	513,487

Total additions	25,011,633	10,243,394

Deductions
Deductions from net assets attributed to
Benefit payments	4,748,909	5,054,017
Net depreciation in fair value of investments (Note 3)	—	1,620,630
Administrative expenses	134,149	81,659

Total deductions	4,883,058	6,756,306

Net increase	20,128,575	3,487,088
Net assets available for benefits
Beginning of year	99,345,987	95,858,899

End of year	$119,474,562	$99,345,987

The accompanying notes are an integral part of these financial statements.

Dreyer’s Grand Ice Cream, Inc.
Savings Plan

Notes to Financial Statements
December 31, 2002 and 2001

1.	Description of the Plan

The following brief description of the Dreyer’s Grand Ice Cream, Inc. Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution profit sharing plan containing a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code. The Plan benefits participating employees of Dreyer’s Grand Ice Cream, Inc. and its subsidiaries (the “Company”). The Plan is administered by the Plan’s Administrative Committee (the “Committee”) and all investments and cash are held by Charles Schwab Trust Company (the “Trustee”). Schwab Retirement Plan Services provides recordkeeping services for the Plan. The Plan, established January 1, 1983 and amended January 1, 2001, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All full-time employees, other than individuals employed under a collective bargaining agreement which does not provide for participation in the Plan, are eligible to participate in the Plan on the first day of the calendar quarter coinciding with or following thirty days of employment. All part-time employees are eligible to participate in the Plan on the first day of the calendar quarter coinciding with or immediately following the last day of a period of twelve consecutive months, commencing on the date of hire, and each anniversary of that date during which the employee completes at least 1,000 hours of service.

Employee Contributions

Until January 1, 2002, in order to participate in the Plan, each participant was required to contribute at least 2 percent of the compensation received from the Company, but could elect to contribute an additional amount up to 10 percent. Effective January 1, 2002, in order to participate in the Plan, each participant is required to contribute at least 1 percent of the compensation received from the Company; however, any participant may elect to contribute an additional amount up to 16 percent of the participant’s compensation within the maximum allowable amount permitted under the Internal Revenue Code. At all times, participants will be fully vested in their contributions adjusted for attributed income, gains, losses and expenses.

Additionally, effective January 1, 2002, participants over 50 or turning 50 during the year may defer additional funds starting at $1,000. This catch-up deferral is in addition to the maximum allowable contribution of $11,000 in 2002, and is not eligible for the Company match.

The Plan has a flexible investment policy in which the participants direct the investment of their contributions, including the employer matching contribution, into a variety of investment funds. The participants’ accounts are credited for the return on their investment in proportion to their investment in the respective fund within the Plan.

Dreyer’s Grand Ice Cream, Inc.
Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

Employer Contributions

The Plan provides that the Company may make discretionary employer matching contributions, subject to approval by the Company’s Board of Directors. Discretionary employer matching contributions are made to participants’ accounts equal to a percentage of each eligible participant’s employee contribution. For eligible participants who have ten or more years of service as of the last day of the Plan year, the percentage of employee contributions matched is twice that of eligible participants with less than ten years of service. An eligible participant is defined as an eligible employee who has been employed by the Company for at least twelve months and has completed at least 1,000 hours of service in the Plan year or who retired, died or was disabled during the Plan year.

During 2002 and 2001, $109,988 and $148,257, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. Such forfeited amounts were used to reduce employer matching contributions for the corresponding year.

Rollover contributions

Subject to the terms of the Plan, the Committee may authorize the Plan Trustee to accept from any participant a rollover contribution from another tax-qualified plan, provided the contribution is made within 60 days after receipt of the eligible rollover distribution by the participant from such other tax-qualified plan. Amounts consisting of after-tax employee contributions are not allowed as rollover contributions. The Plan establishes and maintains separate accounts for all rollover contributions. At all times, the participant is fully vested in his rollover account, adjusted for attributed income, gains, losses and expenses. Cash benefits paid from rollover accounts are paid in the same manner as other benefits under the Plan.

Participant account valuation

Each participant’s account is valued at the last quoted sales price of each business day, including the last business day of the Plan year. The valuation on the last business day of the Plan year includes all contributions, withdrawals, investment income, and realized and unrealized gains and losses since the previous business day.

Plan benefits

Upon retirement, death or permanent disability, participants are entitled to an amount equal to 100 percent of their salary deferral, rollover and Company accounts. In the event of termination prior to retirement, participants will receive the final balances in their salary deferral and rollover accounts plus the vested portion of the Company account to which they are entitled.

A salary deferral account consists of the portion of a participant’s account attributable to the participant’s employee contributions and the related investment income; a rollover account consists of the portion of a participant’s account attributable to the participant’s rollover contributions and the related investment income; and a Company account consists of the portion of a participant’s account attributable to Company contributions and the related investment income.

Vesting

After completion of two years of service, participants are entitled to 20 percent of the final balance of their Company account. Until December 31, 2001, for each full year of service thereafter, participants vested an additional 15 percent of their Company account balance, until completion of

Dreyer’s Grand Ice Cream, Inc.
Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

seven years of service, at which time participants were fully vested. Beginning January 1, 2002, for each full year of service after two years, participants vest an additional 20 percent of their Company account balance, until completion of six years of service, at which time participants are fully vested. A participant earns one year of service for each year commencing on or after January 1, 1976 in which the participant has worked at least 1,000 hours. If a participant’s service is less than two years and ends before retirement, death, or permanent disability, the entire Company account will be forfeited.

Participant loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, with interest charged at the prevailing prime rate plus 2%, determined at the time the loan is made to the participant. Principal and interest are paid ratably through payroll deductions over a maximum term of five years.

2.	Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of management’s estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Investments and investment income

The Plan’s assets are valued at the last quoted sales price of each business day including the last business day of the Plan year. Realized gains or losses on investments sold are recorded as the difference between the proceeds received upon sale and the market value of the investments at the beginning of the year or cost if acquired during the year. In accordance with the Plan’s policy of stating investments at market value, net unrealized gains or losses for the period are included in the statement of changes in net assets available for benefits in the period during which the market value change occurs.

Benefit payments

Benefits to terminated participants, including deemed distributions of participant loans, are recorded as a deduction from net assets when paid in accordance with guidance issued for accounting and disclosure by employee benefit plans.

Administrative expenses

Expenses incurred in the administration of the Plan are charged to the Plan by the Trustee if they are not paid by the Company.

Dreyer’s Grand Ice Cream, Inc.
Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

3.	Investments

Investments representing 5 percent or more of net assets available for benefits at December 31, 2002 and 2001, are as follows:

	2002	2001
Collective investment trust
Schwab Stable Value Fund	$11,353,907	$10,206,918
Common stock
Dreyer’s Grand Ice Cream, Inc.	45,808,126	27,918,710
Mutual funds
Schwab S&P 500 Select Share Fund	18,896,546	25,292,979
Rainier Core Equity Fund	12,166,844	18,037,370
Oakmark Equity Income	10,887,609	—
CDC Nvest Balanced Fund	—	9,307,155

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $10,794,623 and ($1,620,630), respectively, which amounts are included in the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001, as follows:

	2002	2001
Mutual funds	$(11,747,071)	$(6,809,678)
Common stock	22,091,265	4,759,808
Collective investment trust	450,429	429,240

	$10,794,623	$(1,620,630)

4.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants’ accounts shall become fully vested and nonforfeitable and the net assets shall be allocated to each participant.

5.	Tax Status of the Plan

Subsequent to year-end, the Company received a favorable determination letter for the Plan. This letter, dated March 24, 2003, incorporated all related amendments to the Plan; therefore, the Plan fulfills the requirements of a qualified plan. Accordingly, the trust which forms a part of the Plan is not subject to tax, and no provision for federal or state income taxes has been provided.

Dreyer’s Grand Ice Cream, Inc.
Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$119,474,562	$99,345,987
Less: contributions receivable not recorded in the Form 5500	324,943	—

Net assets available for benefits per Form 5500	$119,149,619	$99,345,987

The following is a reconciliation of contributions made to the Plan per the financial statements for the year ended December 31, 2002 to Form 5500:

Contributions per the financial statements	$13,965,807
Less: contributions receivable not recorded in the December 31, 2002 Form 5500	324,943

Contributions per Form 5500	$13,640,864

Dreyer’s Grand Ice Cream, Inc.
Savings Plan
Schedule of Assets (Held at End of Year)	Additional Information
December 31, 2002	Schedule H, Line 4i, Form 5500

		(c) Description of Investment,
		including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	Value
		Collective investment trust
*	Charles Schwab	Schwab Stable Value Fund	$11,353,907
		Mutual funds
	Ameristock	Ameristock Fund	1,587,597
	Artisan Partners	Artisan International Fund	1,691,877
	Barclay’s Global Fund Advisors	Barclay’s GL Inv Lifepath 2020	140,316
	Barclay’s Global Fund Advisors	Barclay’s GL Inv Lifepath 2030	241,132
	Barclay’s Global Fund Advisors	Barclay’s GL Inv Lifepath 2040	134,886
	Capital Research & Management	Growth Fund of America	1,063,971
	Harris Associates	Oakmark Equity Income	10,887,609
	MetropolitanWest Asset Management	MetropolitanWest Total Ret Bd	2,326,955
	Rainier Investment	Rainier Core Equity Fund	12,166,844
	Wasatch Advisors	Wasatch Core Growth Fund	3,940,833
*	Charles Schwab	Schwab S&P 500 Select Share Fund	18,896,546
		Employer securities
*	Dreyer’s Grand Ice Cream, Inc.	Dreyer’s Grand Ice Cream, Inc. Unitized Stock Fund	45,808,126
*	Plan Participants	Fully amortized loans receivable from participants bearing interest rates from 6.25% to 11.5%. Due at various dates through 2007.	2,978,167
		Self-directed brokerage accounts
*	Charles Schwab	Personal Choice Retirement	1,661,968

			$114,880,734

* A party-in-interest as defined by ERISA.

Column (d) Cost is omitted for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Dreyer’s Grand Ice Cream, Inc. Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DREYER’S GRAND ICE CREAM, INC. SAVINGS PLAN

	By:	/s/	William C. Collett

Date: June 6, 2003			William C. Collett

Member of Dreyer’s Grand Ice Cream, Inc. Savings Plan Administrative Committee, as Plan Administrator

	By:	/s/	Jeffrey R. Shields

Jeffrey R. Shields

Member of Dreyer’s Grand Ice Cream, Inc. Savings Plan Administrative Committee, as Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23	Consent of Independent Accountants